Exhibit 99.1

Aurinia Completes Licensing Deal with Merck Animal Health for Its Nanomicellar Formulation of Voclosporin for the Treatment of Canine Dry Eye Syndrome

Company retains rights to all human uses
Novel topical formulation expands indication potential for voclosporin

VICTORIA, British Columbia--(BUSINESS WIRE)--April 17, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH/TSX:AUP) (“Aurinia” or the “Company”) today announced that it has signed a Definitive Agreement (“the Agreement”) granting Merck Animal Health, known as MSD Animal Health outside of the United States and Canada, worldwide rights to develop and commercialize Aurinia’s patented nanomicellar voclosporin ophthalmic solution (VOS) for the treatment of dry eye syndrome in dogs.

Under the terms of this agreement Aurinia will receive an upfront payment and is eligible to receive further payments based on certain development and sales milestones. Furthermore, Aurinia will receive royalties based on global product sales. Merck Animal Health will be responsible for the remaining clinical development and commercialization of VOS for use in the animal health field, while Aurinia retains all human health rights. The companies will share in the final work product and any technical knowledge that may be generated during the collaboration.

“This partnership with Merck Animal Health underscores our long-standing belief that voclosporin has the potential to be effectively used across a range of therapeutic areas, in addition to its primary potential indication for the treatment of lupus nephritis,” said Richard Glickman, Aurinia’s CEO and Chairman of the Board. “In addition to enhancing dry eye treatment options in the animal health field, VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion dollar human prescription dry eye market. While this ophthalmology project will continue to be advanced by Merck Animal Health, the Aurinia clinical team will remain focused on our lupus nephritis program, which is on track to begin enrollment for the AURORA Phase III trial this quarter.”

Throughout the past year, Merck Animal Health has conducted proof of concept research in dogs suffering from dry eye syndrome, which affects one out of every 22 dogs. The early symptoms can be easily missed by pet owners, leading to irreversible damage to a dog’s vision and eventually resulting in blindness.

“VOS has the potential to address significant unmet medical needs in ophthalmology, and the preliminary results of our canine dry eye trial are very promising,” says Holger Lehmann, DVM, PhD , Associate Vice President, Drug Discovery, Merck Animal Health. “We look forward to continuing our collaboration with Aurinia and believe this partnership is a prime example of the synergies that exist between human and animal health drug development for the benefit of all of our patients.”

“Completed preclinical and human Phase Ib studies using Aurinia’s nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye,” said Neil Solomons, MD, Chief Medical Officer of Aurinia. “The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for dry eye syndrome. We are excited about the potential for topical ocular administration of voclosporin utilizing this unique and proprietary nanomicellar drug delivery technology.”

Aurinia is exploring all options to create value with its proprietary nanomicellar ocular formulation of voclosporin in the human health field including, but not limited to, further development, out-licensing or divestiture while remaining focused on the Phase III lupus nephritis program.

About Dry Eye in Dogs
Keratoconjunctivitis sicca (KCS or dry eye) is a common eye disease of dogs. This disease is characterized by inflammation of the lacrimal glands, resulting in reduced or absent tear formation and secondary bacterial conjunctivitis. If left untreated, damage to the tear glands is irreversible, leading to painful dry eye, and often leads to permanent blindness.

About Dry Eye in Humans
Dry Eye Syndrome (DES), also known as keratoconjunctivitis sicca (KCS), is a multifactorial, heterogeneous condition wherein the eyes have insufficient amount of tears, which are necessary for normal eye function. Prevalence estimates range from 14% to 33% of the general population, with between 30 and 40 million people believed to be affected in the U.S. It is one of the most common reasons for visits to ophthalmologists. DES prevalence is likely to continue to grow as a result of the ageing population, (risk of DES increases 35% each decade after age 40), higher physician and patient awareness, increasing visual tasking and worsening environmental conditions.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

About Merck Animal Health
For over a century, Merck has been a global health care leader working to help the world be well. Merck Animal Health, known as MSD Animal Health outside the United States and Canada, is the global animal health business unit of Merck. Through its commitment to the Science of Healthier Animals™, Merck Animal Health offers veterinarians, farmers, pet owners and governments one of the widest range of veterinary pharmaceuticals, vaccines and health management solutions and services. Merck Animal Health is dedicated to preserving and improving the health, well-being and performance of animals. It invests extensively in dynamic and comprehensive R&D resources and a modern, global supply chain. Merck Animal Health is present in more than 50 countries, while its products are available in some 150 markets. For more information, visit www.merck-animal-health.com or connect with us on LinkedIn, Facebook and Twitter at @MerckAH.

We seek safe harbor.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's nanomicellar formulation of voclosporin (VOS) for the treatment of canine dry eye syndrome and for potential application in human health. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions regarding VOS set forth in this release may change based on further analyses of such data, and the risk that clinical studies for VOS may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Aurinia Pharmaceuticals
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ceconomides@auriniapharma.com
or
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